Centennial Resource Development, Inc.

1401 Seventeenth Street, Suite 1000

Denver, CO 80202

March 16, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re :                          Centennial Resource Development, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 22, 2017

File No. 1-37697

Ladies and Gentlemen:

This letter sets forth the responses of Centennial Resource Development, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 10, 2017 (the “Comment Letter”) with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company on February 22, 2017 (the “Proxy Statement”).

For your convenience, the Company has repeated the comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below the comment is the Company’s response.  Page numbers referenced in the responses refer to page numbers in the Proxy Statement. Capitalized terms used and not defined herein have the meanings given such terms in the Proxy Statement.

Proposal No. 1 — The Nasdaq Proposal, page 42

1.                   We have considered your response to comment 2. However, it remains unclear how the entire transaction has been completed when the express terms of the certificate of designation (pertaining to the preferred shares) contemplated the conversion of such preferred shares following their issuance as consideration in the acquisition. Please provide additional analysis explaining your conclusion that Note A, Item 14(a)(3) and Item 14(b)(10) to Schedule 14A are not implicated. Include in your response a discussion of the following: (i) how the transaction can be deemed completed given that the shares of common stock subject to this proposal are only issuable upon the conversion of the privately placed shares, which were, in turn, issued in conjunction with the business combination; and (ii) how the transaction could have been completed alternatively, in absence of the private placement.

Response:  The Company provides below the additional clarifying information that the Staff has requested for each of the elements of the foregoing comment.

A.    The Proxy Statement does not require financial information relating to the Silverback acquisition.

On December 22, 2016, the Staff confirmed in a letter from Patrick Gilmore, Associate Chief Accountant, that the Company would not be required to provide financial information under Rule 3-05 of Regulation S-X with respect to the acquisition. The Staff’s letter was issued in response to the Company’s letter, dated December 9, 2016, requesting a waiver from an otherwise anomalous result under Rule 3-05. While the Company’s letter was focused on its financial statement obligations in connection with its post-closing Current Report on Form 8-K relating to the Silverback acquisition, the requested waiver also extended to any financial statements that could otherwise be required in a resale registration statement for the shares issued in the related private placements or in the Proxy Statement. Copies of the Company’s letter and the Staff’s letter are attached hereto as Exhibit A.

The Company respectfully submits that this is an independently sufficient basis for excluding financial information relating to the Silverback acquisition from the Proxy Statement. However, the Company also submits that, based on the specific facts and circumstances of the acquisition, Schedule 14A does not require the additional information referenced in the foregoing comment.

B.    The Silverback acquisition was completed on December 28, 2016, irrespective of the conversion mechanism in the certificate of designation relating to the Series B Preferred Stock issued to partially fund the acquisition.

The Company respectfully submits that the stockholder vote on the issuance of Class A Common Stock upon the conversion of the Series B Preferred Stock is a separate matter from the Silverback acquisition and should not be considered a part of the Silverback acquisition transaction. The outcome of the stockholder vote on the conversion of the Series B Preferred Stock (either for or against) will have no impact on the completed Silverback acquisition transaction, which closed on December 28, 2016. Whether or not the shares of Series B Preferred Stock are ultimately converted into shares of Class A Common Stock, the Silverback acquisition transaction, and its funding, are already complete in all respects. The Company’s stockholders will not vote on whether to approve that transaction, and the Company is neither required, nor does it intend, to solicit the approval of its stockholders to determine whether the acquisition will occur. As of the closing date of the Silverback acquisition, the Company irrevocably became the legal owner of all right, title and interest in and to the acquired assets without regard to any future events or contingencies.

C.            The information contemplated by Item 14 of Schedule 14A is inapplicable to the decision to be made by the stockholders on the NASDAQ Proposal, and the inclusion of such information in the Proxy Statement may instead cause confusion.

As discussed above, the approval of, or failure to approve, the NASDAQ Proposal by the Company’s stockholders can have no effect on the already consummated Silverback acquisition. The information contemplated by Item 14 of Schedule 14A, therefore, is not relevant to the decision now before the Company’s stockholders (whether or not the Series B Preferred Stock will be converted into Class A Common Stock or remain outstanding), and its inclusion in the Proxy Statement may instead cause confusion about the nature of the NASDAQ Proposal and mislead stockholders to believe that a vote against the NASDAQ Proposal is a vote against the consummation of the Silverback acquisition. The Company is, however, willing to provide any additional information that the Staff believes would assist stockholders in evaluating the impact of the vote on the NASDAQ Proposal on the Company and their interests therein. In particular, the Company would propose including expanded disclosure in the Proxy Statement regarding (i) the dilutive impact of a conversion of the Series B Preferred Stock on the voting interests of the holders of Class A Common Stock and/or (ii) the potential cost of a later redemption of the Series B Preferred Stock if the Company elects to redeem the outstanding shares on or after December 28, 2019.

D.            None of Note A, Item 14(a)(3) or Item 14(b)(10) to Schedule 14A are implicated based on the specific facts and circumstances present here.

(i)            The already completed Silverback transaction was in no way conditioned upon the conversion of the shares of Series B Preferred Stock that were issued in connection with the acquisition.

Note A to Schedule 14A provides that, when a solicitation on one matter implicates another matter for which Schedule 14A requires separate disclosure, the proxy statement must include the information for the other matter:

A. Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.

In particular, as indicated above, Note A provides that a solicitation to authorize the issuance of additional securities is also a solicitation with respect to an acquisition “where a solicitation of security holders is for the purpose of approving the authorization of additional securities [i] which are to be used to acquire another specified company, and [ii] the registrants’ security holders will not have a separate opportunity to vote upon the transaction.”

This example contained within Note A is wholly inapplicable to the specific facts and circumstances present with respect to the Company’s completed Silverback acquisition:

•                  The Company is not seeking approval for an issuance of shares “to be used to acquire another specified company.” The Silverback acquisition occurred on December 28, 2016, as discussed above. As a result, the acquisition is already complete. It has occurred irrespective of the outcome of any future stockholder vote regarding convertibility of the Series B Preferred Stock. The stockholder vote can have no effect — and will have no effect — on whether the acquisition will occur. As a result, the conversion of the preferred shares into common shares, if approved by the Company’s stockholders, is an event wholly unrelated to the occurrence of the Silverback acquisition itself.

•                  Unlike the example given in Note A, the fact that the Company’s security holders will not have a separate opportunity to vote upon the Silverback acquisition is not relevant here because (i) the conversion shares are already authorized for issuance and (ii) the occurrence of the acquisition is in no way conditioned or dependent upon an affirmative vote of the stockholders on an ancillary matter constituting a direct or indirect condition precedent to the completion of the Silverback acquisition. As a result, the Company’s solicitation for approval of the issuance of common shares upon the conversion of the preferred shares is not a solicitation with respect to the Silverback acquisition and is neither similar nor analogous to the example given in Note A.

As described above, the Company had the authority to issue the shares of Class A Common Stock and Series B Preferred Stock and to complete the Silverback acquisition without any stockholder approval. In that respect, the vote on the conversion of the Series B Preferred Stock (the NASDAQ Proposal) is fundamentally different from the example described in Note A to Schedule 14A.   In that example, stockholder approval of the increase in authorized securities was needed to complete the acquisition as structured and if the stockholders had failed to approve the authorization of additional securities the acquisition could not have been completed as structured.  Here, the Company had a sufficient number of authorized shares of common stock and preferred stock to effect the private placement of the Class A Common Stock and Series B Preferred Stock in connection with the Silverback acquisition and did not need stockholder approval, under its certificate of incorporation, Delaware law, NASDAQ rules or otherwise, to issue those securities in connection with the Silverback acquisition.

The NASDAQ Proposal instead relates to a separate matter: the stockholders’ right under NASDAQ rules to decide whether those authorized shares of Common Stock will now be issued in conversion of the Series B Preferred Stock or whether the Series B Preferred Stock will remain outstanding. Although the Staff correctly notes that the certificate of designation for the Series B Preferred Stock contemplates the conversion of the issued shares, the Company respectfully submits that the certificate of designation in no way requires that conversion to occur either as a condition precedent or as a condition subsequent to the completed acquisition. Indeed, the certificate of designation expressly contemplates that the shares of Series B Preferred Stock may never be converted and may instead remain outstanding as preferred equity interests in perpetuity or until their redemption at the Company’s option on or after December 28, 2019. As noted in our letter dated February 21, 2017, the Company has included expanded disclosure in the Proxy Statement describing the treatment of the Series B Preferred Stock in the event that the NASDAQ Proposal is not approved at the special meeting. Please see pages 2, 42, 44 and 45 of the Proxy Statement.

This is a critical distinction that makes each of Note A, Item 14(a)(3) and Item 14(b)(10) inapplicable to the present circumstances. The conversion of the Series B Preferred Stock is contingent on the outcome of the NASDAQ Proposal, but the Company’s entitlement to retain the proceeds from their issuance is not. Whether or not the shares of Series B Preferred Stock are ultimately converted into shares of Class A Common Stock, the Silverback acquisition transaction, and its funding, are complete and the stockholders of the Company have no say in that transaction.

Because the conversion of the Series B Preferred Stock is distinct and separate from the Silverback acquisition transaction, the stockholder vote on the NASDAQ Proposal is not an action taken with respect to an acquisition of the assets of a business, and Item 14(a)(3) of Schedule 14A is therefore inapplicable. As a result, the Proxy Statement is not required to comply with Item 14 of Schedule 14A and the information contemplated by Item 14(b), including the pro forma information specified in Item 14(b)(10), does not need to be included.

(ii)        The Company had multiple alternatives for completing the transaction without the private placement of the Series B Preferred Stock.

The Staff has also asked us to consider how the Silverback acquisition transaction could have been completed in the absence of the private placement of the Series B Preferred Stock, which provided approximately $380 million of proceeds used for the Silverback acquisition. The Company advises the Staff that the Company’s management and board of directors considered, and could have pursued, multiple other alternatives for the financing of the Silverback acquisition.

At the time the acquisition agreement for the Silverback transaction was assigned to the Company, the Company had approximately $200 million of available borrowing capacity under its revolving credit facility, and the Company was able to increase the borrowing base under that facility by an additional $50 million in connection with the closing of the Silverback acquisition. In addition, the Company had more than $100 million of cash on hand as of the closing of the Silverback acquisition. The Company considered using, and could have elected to use, all or part of that available borrowing capacity and cash on hand to fund the Silverback acquisition.

In addition, the Company considered using, and could have elected to use, available debt or equity financing. In that respect, we note that, based on prevailing market conditions, the Company could easily have issued debt securities in the private placement market, in which the Company’s industry peers have, in the aggregate, conducted private placements of more than $12.4 billion of debt securities in the last six months. See Exhibit B.

However, the Company’s management and board of directors ultimately determined that funding the purchase price for the Silverback acquisition with equity financing would provide the most efficient capital allocation for the Company and, although they considered the issuance of convertible and non-convertible preferred equity instruments to either Riverstone funds or other unaffiliated investors, elected in their good faith business judgment to fund the Silverback acquisition through the issuance of Series B Preferred Stock to Riverstone because they believed it offered the most favorable pricing for the Company. As discussed above, however, this approach was neither the only funding option available for the Silverback acquisition nor the only one the Company was willing to pursue.

E.            Conclusion

For the reasons set forth above and in our letter dated February 21, 2017, the Company believes that the information required by Item 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders at the special meeting, and may in fact cause confusion regarding the nature of the NASDAQ Proposal.

If the Staff has any questions or requires any additional information with respect to the foregoing, or does not agree with our position, we would appreciate the opportunity to discuss this with the Staff by phone. You may contact me by phone at (720) 439-2102 or by e-mail at george.glyphis@cdev.inc or our counsel, Bill Finnegan, at (713) 546-7410 or by e-mail at bill.finnegan@lw.com. We appreciate your review of this letter.

*     *     *     *

Very truly yours,

CENTENNIAL RESOURCE DEVELOPMENT, INC.

		By:	/s/ George S. Glyphis
		Name:	George S. Glyphis
		Title:	Chief Financial Officer

Cc:	Latham & Watkins LLP
William N. Finnegan IV, Esq.
Debbie P. Yee, Esq.

Exhibit A

Preclearance Letter & Staff Response

Exhibit A

811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com

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December 9, 2016

VIA E-MAIL AND OVERNIGHT MAIL

Office of the Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 5546

Washington, D.C. 20549-5546

Email: dcaoletters@sec.gov

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.82

Re:                             Request Regarding Acquisition Financial Statements

Ladies and Gentlemen:

We are submitting this letter, on behalf of Centennial Resource Development, Inc., a Delaware corporation (“Centennial,” the “Company,” “we” and “our”),(1) to request the concurrence of the accounting staff of the Division of Corporation Finance’s Office of the Chief Accountant (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding certain acquisition financial statements to be included in the Company’s post-closing Current Report on Form 8-K relating to the proposed acquisition described herein (the “Post-Closing 8-K”), a resale registration statement on Form S-l of the Company (the “Registration Statement”) and a proxy statement relating to a special meeting of the Company’s stockholders (the “Proxy Statement” and, together with the Post-Closing 8-K and the Registration Statement, the “Acquisition Filings”).  Specifically, as described in more detail below, we are writing this letter to respectfully request the Staff’s concurrence that, in connection with the Silverback Acquisition (as defined herein), no financial statements related thereto are required to be presented in any of the Acquisition Filings because the application of the income test prescribed in Rule 3-05 of Regulation S-X (“Rule 3-05”) produces anomalous results and specifies financial statements beyond those reasonably necessary to inform investors.

I.                                        Silverback Acquisition

A.                              Background

Centennial is an independent oil and natural gas company focused on the development and acquisition of unconventional oil and associated liquids-rich natural gas reserves in the Permian Basin.  Centennial’s operations are conducted through Centennial Resource Production, LLC (“CRP”), an entity in which Centennial owns an approximate 89% membership interest.

On November 21, 2016, SB RS Holdings, LLC, a Delaware limited liability company and affiliate of Riverstone Holdings, LLC (“SB RS Holdings”), entered into a Purchase and Sale Agreement, dated as of November 21, 2016 (the “Purchase and Sale Agreement” and, the transactions contemplated thereby, the “Silverback

(1) The Company was formed on November 4, 2015 as Rockstream Corp. and subsequently changed its name to Silver Run Acquisition Corporation.  The Company completed its initial public offering on February 29, 2016 as a special purpose acquisition company and, in connection with its acquisition of an approximate 89% membership interest in CRP on October 11, 2016, changed its name to Centennial Resource Development, Inc.  The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Startups Act of 2012.

December 9, 2016

Acquisition”), by and among SB RS Holdings, Silverback Exploration, LLC (“Silverback”) and its wholly owned subsidiary, Silverback Operating, LLC (“Silverback Operating” and, together with Silverback, the “Silverback Entities”), pursuant to which SB RS Holdings has agreed to purchase certain oil and natural gas assets of the Silverback Entities for $855.0 million in cash, subject to customary purchase price adjustments.  On November 27, 2016, Centennial and CRP entered into an Agreement to Assign (the “Agreement to Assign”) with SB RS Holdings and Riverstone Capital Services LLC, pursuant to which, among other things, SB RS Holdings has agreed to assign, and CRP has agreed to assume, SB RS Holdings’ rights under the Purchase and Sale Agreement, subject to the terms and conditions of the Agreement to Assign.  Upon such assignment, CRP will be the purchaser under the Purchase and Sale Agreement.  The parties expect the Silverback Acquisition to close on or prior to December 30, 2016.

In order to finance the purchase price for the Silverback Acquisition, Centennial has entered into (a) a subscription agreement with an affiliate of SB RS Holdings (the “Riverstone Purchaser”), providing for the issuance and sale to the Riverstone Purchaser (the “Riverstone Offering”) of $50.5 million of Centennial’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and $379.5 million of Centennial’s Series B Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), which Preferred Stock will be convertible into shares of Class A Common Stock on a 250-to-1 basis (such shares of Class A Common Stock, the “Conversion Shares”) upon the approval by the Company’s stockholders of the issuance of such Conversion Shares, and (b) subscription agreements with certain other accredited investors providing for the issuance and sale to such investors of $480 million of Class A Common Stock (such offerings, collectively, the “Private Placements”).  Centennial expects to close the Private Placements substantially concurrent with the closing of the Silverback Acquisition.

Pursuant to the subscription agreements described above, Centennial is required to file the Registration Statement to register for resale the shares of Class A Common Stock to be issued in the Private Placements, as well as the Conversion Shares.  In addition, pursuant to the subscription agreement with the Riverstone Purchaser, Centennial is required to prepare and file the Proxy Statement and seek stockholder approval of the issuance of the Conversion Shares.  Centennial expects to file the Acquisition Filings as soon as reasonably practicable following the closing of the Silverback Acquisition.

B.                              The Silverback Upstream Assets

Silverback was formed in November 2013 and is primarily engaged in the acquisition, operation and development of oil and natural gas properties in the Permian Basin through its wholly owned subsidiary, Silverback Operating.  Silverback acquired all of its producing oil and natural gas properties and a portion of its undeveloped acreage from BHP Billiton on December 5, 2014, and has acquired additional undeveloped acreage pursuant to an organic leasing program.  We refer to all of Silverback’s oil and natural gas assets as the “Silverback Upstream Assets.”  In addition to the Silverback Upstream Assets, Silverback owns a 20% equity interest in EagleClaw Midstream Ventures, LLC (“EagleClaw”) through its wholly owned subsidiary, Silverback Midstream, LLC.  Under the Purchase and Sale Agreement, Centennial will acquire only the Silverback Upstream Assets, and will not acquire Silverback’s 20% equity interest in EagleClaw.(2)  The Silverback Upstream Assets consist of approximately 35,000 net acres (approximately 44,000 gross acres) in Reeves County, Texas.

II.                                   Financial Reporting Analysis and Considerations

A.                              Rule 3-05 Significance Testing

In anticipation of filing the Acquisition Filings, Centennial has performed an analysis under Rule 3-05 to determine the significance of the Silverback Acquisition.  In performing the analysis, we have acknowledged the Staff’s view set forth in Section 2065.11 of the Financial Reporting Manual (the “Reporting Manual”) that “[a]n

(2) The Silverback Upstream Assets comprise substantially all of Silverback’s assets.  For the years ended December 31, 2015 and 2014, Silverback’s 20% equity interest in EagleClaw represented approximately 16% and 8% of Silverback’s total assets, respectively.  EagleClaw’s assets consist of natural gas gathering and processing facilities located primarily in Reeves County, Texas, including approximately 332 miles of gas gathering pipelines.

December 9, 2016

acquisition of an interest in a producing oil or natural gas property is considered by the Staff to be the acquisition of a business pursuant to S-X 11-01(d) for which pre-acquisition financial statements are required if significant” (emphasis added).  As such, we do not believe it is appropriate to characterize the undeveloped properties acquired as part of the Silverback Acquisition as a “business” for purposes of Rule 3-05, and have performed the asset, investment and income significance tests with respect to only the interests in producing oil and natural gas properties to be acquired in the Silverback Acquisition (i.e., the portion of the Silverback Upstream Assets that we believe constitutes a “business” for purposes of Rule 11-01(d)). We understand that the Staff is of the view that this delineation between producing oil and natural gas properties and undeveloped acreage is appropriate in circumstances where the undeveloped acreage composes the vast majority of the aggregate properties acquired, and that this delineation may not be appropriate in circumstances where the aggregate acquired properties predominantly consist of producing properties. We respectfully submit that the undeveloped acreage included as part of the Silverback Acquisition constitutes approximately 91% of the purchase price in the transaction.

Based on the foregoing, the asset, investment and income tests required to be performed under Rule 3-05 with respect to the portion of the Silverback Upstream Assets that constitutes a “business” for purposes of Rule 11-01(d), results in the following significance levels:

Rule 3-05 Test	Silverback Upstream Assets 12/31/15 (in thousands)		Centennial 12/31/15 (in thousands)		Significance Results
Asset	$79,136		$616,295		6%
Investment	$79,136		$616,295		6%
Income	$47,544	(1)	$38,897	(1)	122%

(1)                                 For the year ended December 31, 2015, Silverback realized a pre-tax loss of approximately $47,544,000 and Centennial realized a pre-tax loss of approximately $38,897,000.  Consistent with Section 2015.9 of the Reporting Manual, we performed the income test using the absolute values of Silverback’s and Centennial’s pre-tax losses.

Given the 122% significance of the Silverback Acquisition under the income test as set forth above, Rule 3-05 of Regulation S-X would, on its face, require the inclusion of two years of audited financial statements with respect to the Silverback Acquisition.  However, Section 2020.1 (“Section 2020.1”) of the Reporting Manual notes that if “a registrant believes that the tests specify periods beyond those reasonably necessary to inform investors, the registrant may make a written request to CF-OCA to waive one or more years of financial statements.”  Section 2020.1 further notes that requests for relief should “consider all facts and circumstances that provide an indication of the relative size of the acquired business” and that relief is frequently predicated on the presence of “an unusual and nonrecurring item” that results in the income test being “significantly disproportionate to the asset and investment tests.” As illustrated above, when measured by the asset and investment tests, the Silverback Acquisition falls well short of the 20% significance level.  The only measure by which the Silverback Acquisition is significant is under the income test, the results of which are anomalous.

Centennial believes that the lack of financial statement uniformity between Silverback’s financial statements, which utilize the full-cost method of accounting, and Centennial’s financial statements, which utilize the successful efforts method of accounting, undermines the utility of the income test for purposes of evaluating the significance of the Silverback Acquisition under Rule 3-05.  Specifically, the lack of financial statement uniformity results in the overstatement of the significance of the Silverback Upstream Assets as compared to Centennial’s existing business given Silverback’s ceiling write-down in 2015 that constituted approximately 65.9% of Silverback’s net loss.  Given that the full-cost rules require full-cost companies to start with a 10% discounted value, impairments in full-cost companies can differ greatly from companies that utilize the successful efforts basis of accounting that allows for a two-step process in evaluating impairment.  The variance in the measurement of impairment can create anomalous results in times of depressed commodity prices where companies that utilize the full-cost method of accounting have significant write downs that are not replicated in companies that utilize the successful-efforts method of accounting.  Full cost write-downs can create net losses that can be substantially greater than revenue and distort the income statement.  Silverback’s income for the year ended December 31, 2015 reflects this distortion.

December 9, 2016

Because the lack of financial statement uniformity undermines the utility of the income test for purposes of evaluating the significance of the Silverback Acquisition under Rule 3-05 Centennial also considered the comparison of the following financial and reserve information of the Silverback Upstream Assets and Centennial:

Financial/Reserve Metric	Silverback Upstream Assets 12/31/15 (in thousands, except total proved reserves)	Centennial 12/31/15 (in thousands, except total proved reserves)	Significance Results
Income: Revenues less direct operating expenses/Pre-tax income (loss)	$3,310	$38,897	9%
Income: Revenues less direct operating expenses	$3,310	$56,063	6%
Total oil and gas revenues	$10,357	$90,460	11%
PV-10 total proved reserves	$15,680	$145,473	11%
Total proved reserves (MBoe)	2,211	32,457	7%

As illustrated above, the total oil and gas revenues of the Silverback Upstream Assets for the year ended December 31, 2015 represent only 11% of Centennial’s total oil and gas revenues for the same period, and Centennial believes that the comparison of revenues is more indicative of the impact that the Silverback Upstream Assets will have on Centennial’s financial statements.  Centennial’s management believes the comparison of the financial and reserve information in the above table reflects results that are more consistent with the asset and investment test results of 6% and 6%, respectively.  Based on the metrics above, each of which yields significance substantially below 20%, and after considering all of the facts and circumstances relating to the Silverback Acquisition and the Silverback Upstream Assets, Centennial believes that the Silverback Acquisition is not as significant as the income test performed in accordance with Rule 3-05 would suggest. Centennial further believes that financial information related to the Silverback Upstream Assets is not necessary for an investor’s understanding of the Silverback Acquisition or the Silverback Upstream Assets.  The material aspects of the Silverback Acquisition, such as the purchase price and location of the assets will be disclosed in the Acquisition Filings.  As such, given the insignificance of the Silverback Upstream Assets to Centennial’s existing business and the anomalous result of the prescribed income test in Rule 3-05, which specifies financial statements beyond those reasonably necessary to inform investors, Centennial respectfully requests permission from the Staff to omit from the Acquisition Filings financial statements with respect to the Silverback Acquisition.

III.                              Conclusion

For the reasons set forth above, we seek your concurrence that, in connection with the Silverback Acquisition, no financial statements related thereto are required to be presented in the Acquisition Filings because the application of the income test prescribed in Rule 3-05 produces anomalous results and specifies financial statements beyond those reasonably necessary to inform investors.

IV.                               Request for Confidential Treatment

We request that the Commission not disclose this letter, or any portion hereof, or any memoranda, notes, correspondence or other writings made by the Commission or the Staff relating to this letter or to any telephone call or meeting with respect hereto, or any copies or extracts of any of the foregoing (collectively, the “Confidentiality Materials”), in response to any request under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 522).

This request for confidential treatment is being made under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. § 200.83).  We understand that, under Rule 83, it is not necessary to submit a formal application for confidential treatment at this time.  Instead, if the Commission or the Staff receives a FOIA request with respect to the Confidential Materials, we will be so informed and asked at that time to submit our formal application for confidential treatment.  We understand that this submission shall be valid for 10 years from the date hereof.

December 9, 2016

We greatly appreciate your review of this letter. Should you require any additional information to facilitate your review of this letter, or if you have any questions, please do not hesitate to contact me directly by phone at (713) 546-7410 or by e-mail at bill.finnegan@lw.com.

Very truly yours,

/s/ William N. Finnegan IV

William N. Finnegan IV

cc:                                George Glyphis, Chief Financial Officer, Centennial Resource Development, Inc.

Jamie Wheat, Chief Accounting Officer, Centennial Resource Development, Inc.

Debbie P. Yee, Partner, Latham & Watkins LLP

Meredith Kuehler, Partner, KPMG LLP

Carol Stacey, Consultant

UNITED STATES SECURITIES AND EXCHANGE COMMISSION 100 F Street. N E WASHINGTON, D.C. 20549 DIVISION OF CORPORATION FIHANCE December 22, 2016 Via facsimile William N. Finnegan IV Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Re: Centennial Resonrce Development, Inc. ("Centennial") File No.: 001-37697 Dear Mr. Finnegan, We received your letter dated December 9, 2016, in which you request, on behalf of Centennial. that d1e staff waive the requirement under Rule 3-05 of Regulation S-X to file the financial statements related to the Silverback Acquisition, as defined in your letter, by Centennial. Based on the information you provided in fuat letter and pursuant to our authority in Rule 3-13 of Regulation S-X, we permit you to omit fue financial statements related to fue Silverback Acquisition. If you have any questions regarding this letter, please call me at (202) 551-3406. Sincerely, /s/ Patrick Gilmore Associate Chief Accountant For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Exhibit B

Recent 144A and Reg S Debt Offerings by E&P Issuers

Issuer	Security	Principal Amount	Issue Date
Vermilion Energy Inc	5.625% Senior Unsecured Notes due 2025	300,000,000.00	3/13/2017
Athabasca Oil Corp	9.875% Senior Secured Notes due 2022	450,000,000.00	2/24/2017
Halcon Resources Corp	6.75% Senior Unsecured Notes due 2025	850,000,000.00	2/16/2017
WildHorse Resource Development Corp	6.875% Senior Unsecured Notes due 2025	350,000,000.00	2/1/2017
MEG Energy Corp	6.50% Senior Secured Notes due 2025	750,000,000.00	1/27/2017
RSP Permian Inc	5.25% Senior Unsecured Notes due 2025	450,000,000.00	12/27/2016
Gulfport Energy Corp	6.375% Senior Notes due 2025	600,000,000.00	12/21/2016
Antero Resources Corp	5.0% Senior Unsecured Notes due 2025	600,000,000.00	12/21/2016
Diamondback Energy Inc	5.375% Senior Notes due 2025	500,000,000.00	12/20/2016
Chesapeake Energy Corp	8.00% Senior Notes due 2025	1,000,000,000.00	12/20/2016
Matador Resources Co	6.875% Senior Notes Due 2023	175,000,000.00	12/9/2016
Cobalt International Energy Inc	10.75% Senior Secured Notes Due 2021	723,970,000.00	12/6/2016
Cobalt International Energy Inc	7.75% Senior Secured Notes Due 2023	500,000,000.00	12/6/2016
Diamondback Energy Inc	4.75% Senior Notes Due 2024	500,000,000.00	10/28/2016
Gulfport Energy Corp	6.0% Senior Notes Due 2024	650,000,000.00	10/14/2016
Goodrich Petroleum Corp	13.50% Senior Secured Notes Due 2019	41,395,000.00	10/12/2016
Chesapeake Energy Corp	5.5% Senior Notes due 2026	1,250,000,000.00	10/5/2016
Callon Petroleum Co	6.125% Senior Unsecured Notes due 2024	400,000,000.00	10/3/2016
PetroQuest Energy Inc	10.0% Senior Notes due 2021	251,868,000.00	9/27/2016
Range Resources Corp	5.00% Senior Notes due 2023	580,032,000.00	9/16/2016
Range Resources Corp	5.00% Senior Notes due 2023	741,514,000.00	9/16/2016
Range Resources Corp	5.75% Senior Notes due 2021	475,952,000.00	9/16/2016
Range Resources Corp	5.875% Senior Notes due 2022	329,244,000.00	9/16/2016

	Total:	12,468,975,000.00

Source: Bloomberg